Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 1 / 7 Announcement Summary Entity name MESOBLAST LIMITED Announcement Type New announcement Date of this announcement Tuesday January 13, 2026 The +securities to be quoted are: Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date MSB ORDINARY FULLY PAID 7,335,000 19/12/2025 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity MESOBLAST LIMITED We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ABN Registration number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 13/1/2026 New announcement

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 3 / 7 Part 2 - Type of Issue 2.1 The +securities to be quoted are: 2.2 The +class of +securities to be quoted is: Additional +securities in a class that is already quoted on ASX ("existing class") +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 4 / 7 Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities to be quoted in an existing class issued under an +employee incentive scheme FROM (Existing Class) ASX +security code and description No security currently exists FROM (Existing Class) +Security description Not applicable TO (Existing Class) ASX +security code and description MSB : ORDINARY FULLY PAID Please state the number of +securities issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer 7,335,000 Please provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms Refer to Item 9 in Notice of Meeting released 27 October 2025 https://announcements.asx.com.au/asxpdf/20251027/pdf/06r26qhbgf417f.pdf Are any of these +securities being issued to +key management personnel (KMP) or an +associate Issue date 19/12/2025 Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class? Yes No

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 5 / 7 Issue details Number of +securities to be quoted 7,335,000 Are the +securities being issued for a cash consideration? Please describe the consideration being provided for the +securities Shares issued to employee share plan trustee for exercise of previously granted options under Company's employee share option plan where such options have been granted and met all vesting conditions Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted 0.000000 Any other information the entity wishes to provide about the +securities to be quoted Shares issued to employee share plan trustee for option exercises and reduction in total option numbers as notified on a contemporaneously lodged "Appendix 3G - Notification regarding unquoted securities", and Appendix 3Gs lodged on 14 October 2025 and 28 October 2025 No

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 6 / 7 Part 4 - Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application) ASX +security code and description Total number of +securities on issue MSB : ORDINARY FULLY PAID 1,290,302,187 4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 88,119,029 MSBAA : WARRANTS 2 2,000,000 MSBAO : WARRANTS 15,027,327 MSBAP : ADS WARRANTS 884,838 MSBAB : WARRANTS 3 2,000,000

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1? 5.1a Select the number of the applicable exception in Listing Rule 7.2 13 Yes